SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2003
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-29040
                                               ----------
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Savings Plan for Employees of Fidelity Federal Bank & Trust

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fidelity Bankshares, Inc.
                                205 Datura Street
                         West Palm Beach, Florida 33401

          Savings Trust for Employees of Fidelity Federal Bank & Trust Financial Statements
          Years Ended December 31, 2003 and 2002,
          Supplemental Schedule
          for the Year Ended December 31, 2003,
          and Report of Independent Registered Public Accounting Firm

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

   Schedule H, Part IV, Line 4i--Supplemental Schedule of
   Assets Held for Investment Purposes                                      9


Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Certified Public Accountants
West Palm Beach, Florida

June 18, 2004

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                               2003          2002

ASSETS:
  Cash                                                    $   171,255   $   109,842
  Investments--at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost--$8,259,263 in 2003 and $7,512,307 in 2002)    25,508,261    14,605,290
    Mutual funds (cost--$6,899,308 in 2003
      and $5,814,657 in 2002)                               7,451,998     4,819,159
    Charles Schwab Money Funds
      (at cost which approximates fair value)                 899,314       591,476
    Participants' notes receivable                            986,443       808,571
  Contribution Receivable                                     110,937            --
  Accrued income receivable                                    80,873        81,594
                                                          -----------   -----------

     Total assets                                          35,209,081    21,015,932
                                                          -----------   -----------

LIABILITIES:
  Miscellaneous liabilities                                    22,221           327
                                                          -----------   -----------

     Total liabilities                                         22,221           327
                                                          -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $35,186,860   $21,015,605
                                                          ===========   ===========

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                           2003          2002

ADDITIONS:
  Investment income:
    Dividends and interest                             $   458,805   $   445,128
    Net appreciation in fair value of investments       12,401,030       437,273
                                                       -----------   -----------

           Total investment income                      12,859,835       882,401
                                                       -----------   -----------

  Contributions:
    Participants                                         2,040,810     1,796,686
    Employer                                               830,470       564,912
                                                       -----------   -----------

           Total contributions                           2,871,280     2,361,598
                                                       -----------   -----------

           Total additions                              15,731,115     3,243,999

DEDUCTIONS:
  Benefit payments                                       1,559,860       253,487
                                                       -----------   -----------

NET INCREASE IN NET ASSETS                              14,171,255     2,990,512

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year    21,015,605    18,025,093
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS--End of year         $35,186,860   $21,015,605
                                                       ===========   ===========


See notes to financial statements

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General--The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned 90 days of vesting service.

      In December 2000, a "Company Pension Contribution" provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for participation in the Retirement Plan for the Employees of Fidelity Federal Bank & Trust, a defined benefit plan which is available only to employees hired prior to January 1, 2001.

      Participant and Employer Matching Contributions--All eligible employees may contribute between 1% and 25% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all eligible Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's Contribution for that quarter, up to the lesser of the Participant's Contribution, 6% of base salary, or an aggregate of $12,000 for the year. Contributions in excess of 6% of the Participant's annual compensation are not eligible for Employer matching contributions. The Employer begins providing matching contributions to a Participant's account on the first January 1 or July 1 coinciding with or next following the Participant's completion of 1,000 hours of service.

      Company Pension Contributions--Since eligible employees hired subsequent to December 31, 2000 cannot participate in the above noted defined benefit plan, the Employer provides an additional Company Pension Contribution equal to a percentage of the Participant's earnings based on years of service according to the following schedule:

                                                    Contribution
      Years of Service                              Percentage

      Less than 7 years                                  3 %
      7 years but less than 14 years                     4 %
      14 or more years                                   5 %


      The contribution percentage is changed annually on January 1 of each Plan year based on the years of service earned by the Participant as of December 31 of the immediately prior Plan year. To receive a Company pension contribution for the Plan year, the Participant must (1) be eligible to receive Company pension contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the Company after attainment of age 55 and completion of at least five years of service.

      Participant Accounts--The Plan provides for Participant directed accounts into an employer stock fund, several mutual funds, or Charles Schwab Money Funds. Each Participant's account is credited with the Participant's Contribution and an allocation of (a) the Employer matching contribution,
      (b) the Company pension contribution, (c) Plan earnings, and (d) forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments--Participants may elect that their contributions be invested, in increments of 1% of the total, in 1 of 24 funds, including Fidelity Bankshares, Inc. common stock, Artisan Midcap Fund, Columbia Acorn Fund Class Z, Columbia Contrarian Income Fund Class A, Dodge & Cox Stock Fund, Europacific Growth Fund, Federated Kaufmann Fund Class K, First Eagle Sogen Overseas Fund, Growth Fund of America, Heartland Value Fund, Janus Advisor Core Equity Fund, Janus Twenty Fund, Janus Worldwide Fund, MFS Value Fund Class A, Oakmark Fund, Pimco Renaissance Fund Class B, Strong Advisor Small-Cap Value Fund Class Z, Strong Government Securities Fund, T Rowe Price Growth Stock Fund, Vanguard F-1 Securities Short-Term Federal Fund, Vanguard Index Trust 500 Portfolio, Vanguard Wellington Fund, Schwab Institutional Advantage Money Fund and Schwab Value Advantage Money Fund. Participants may change their investment options at any time.

      Participants' Notes Receivable--Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' loan fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus 1/2% at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2003, 165 Participants had outstanding loans classified as notes receivable totaling $986,443 at interest rates ranging from 4.50%-10.00%. At December 31, 2002, 101 Participants had outstanding loans classified as notes receivable totaling $808,571 at interest rates ranging from 4.75%-10.00%.

      Administration--The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays only the costs of operating the Plan.

      Distributions--Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability or death. Terminated Participants with less than 60 months of service receive the value of their contributions and their vested percentage of Employer matching contributions; the balance of the account is forfeited and applied to the Employer matching contribution for all other Plan Participants in that year.

      Vesting--Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer matching contributions and Company pension contributions, and their related investment earnings according to the following schedule:

                                                                   Vested
      Years of Service                                            Percent

      Employer matching contribution:
        Less than 1 year                                              0 %
        1 year                                                       20 %
        2 years                                                      40 %
        3 years                                                      60 %
        4 years                                                      80 %
        5 years or more                                             100 %

      Company pension contribution:
        Less than 5 years                                             0 %
        5 years or more                                             100 %


      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer matching contributions and Company pension contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

      Plan Termination--The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis of Presentation--The accompanying financial statements are presented on the accrual basis of accounting.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments--Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts, Schwab Institutional Advantage Money Fund and Schwab Value Advantage Money Fund, approximate fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year-end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes--The Internal Revenue Service has determined and informed the Employer by a letter dated December 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Benefits Payable--As of December 31, 2003 and 2002, benefits of $863,676 and $589,288, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures--During the years ended December 31, 2003 and 2002, Participants who were not fully vested and incurred a break in service forfeited nonvested benefits. Forfeited amounts totaled $12,235 and $9,780 for the years ended December 31, 2003 and 2002, respectively. These forfeitures were used to reduce Employer matching contributions.

      Miscellaneous Liabilities--Miscellaneous liabilities include (1) miscellaneous liabilities of the Plan to the Participants and (2) the Plan's obligation to purchase investments where the trade date is prior to, and the settlement date is subsequent to, the closing of the reporting period.

3.    INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 2003 and 2002, valued at fair value, are as follows:

      Description                                   2003           2002

      Fidelity Bankshares, Inc. common stock   $ 25,508,261   $ 14,605,290



      During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $12,401,030 and $437,273, respectively, as follows:

                                                    2003           2002

      Fidelity Bankshares, Inc. common stock   $ 10,874,065   $  1,389,767
      Mutual funds                                1,526,965       (952,494)
                                               ------------   ------------

                                               $ 12,401,030   $    437,273
                                               ============   ============

4.    RELATED PARTY TRANSACTIONS

      At December 31, 2003, the Plan owned 812,365 shares of common stock of Fidelity Bankshares, Inc., which had a cost and fair value of $8,259,263 and $25,508,261, respectively. During the years ended December 31, 2003 and 2002, dividend income of $324,695 and $318,388, respectively, was earned on these investments.

                                     ******

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

SCHEDULE H, PART IV, LINE 4i--SUPPLEMENTAL SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                                        Shares                  Current
                       Identity of Issuer                     Description                Held      Cost**        Value


  *     Fidelity Bankshares, Inc.                            Common stock               812,365               $ 25,508,261
                                                                                                              ------------

        Artisan Midcap Fund                                   Mutual fund                   613                     15,808
        Columbia Acorn Fund Class Z                           Mutual fund                 1,862                     42,013
        Columbia Contrarian Income Fund Class A               Mutual fund                40,056                    441,817
        Dodge & Cox Stock Fund                                Mutual fund                   807                     91,799
        Europacific Growth Fund                               Mutual fund                   481                     14,389
        Federated Kaufmann Fund Class K                       Mutual fund               116,341                    577,050
        First Eagle Sogen Overseas Fund                       Mutual fund                12,097                    219,805
        Growth Fund of America                                Mutual fund                   450                     10,996
        Heartland Value Fund                                  Mutual fund                19,295                    986,746
        Janus Advisor Core Equity Fund                        Mutual fund                14,103                    233,271
        Janus Twenty Fund                                     Mutual fund                10,045                    363,333
        Janus Worldwide Fund                                  Mutual fund                20,304                    802,811
        MFS Value Fund Class A                                Mutual fund                   874                     17,775
        Oakmark Fund                                          Mutual fund                24,546                    921,454
        Pimco Renaissance Fund Class B                        Mutual fund                 6,846                    158,208
        Strong Advisor Small-Cap Value Fund Class Z           Mutual fund                   533                     14,680
        Strong Government Securities Fund                     Mutual fund                 1,781                     19,381
        T Rowe Price Growth Stock Fund                        Mutual fund                 2,301                     55,987
        Vanguard F-1 Securities Short-Term Federal Fund       Mutual fund                 2,375                     25,126
        Vanguard Index Trust 500 Portfolio                    Mutual fund                12,811                  1,315,316
        Vanguard Wellington Fund                              Mutual fund                39,022                  1,124,233
                                                                                                              ------------

                 Total mutual funds                                                                              7,451,998
                                                                                                              ------------

  *     Schwab Institutional Advantage Money Fund             Money funds                 6,196                      6,196
  *     Schwab Value Advantage Money Fund                     Money funds               893,118                    893,118
                                                                                                              ------------

                 Total money funds                                                                                 899,314
                                                                                                              ------------
                                                          Participants' Notes
        Loan Fund                                             Receivable                986,443                    986,443
                                                                                                              ------------

                 Total investments                                                                            $ 34,846,016
                                                                                                              ============

  *   Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              SAVINGS PLAN FOR EMPLOYEES OF
                                              FIDELITY FEDERAL  BANK & TRUST

                                              FIDELITY FEDERAL BANK & TRUST
                                              PLAN ADMINISTRATOR




Date:  June 26, 2004                       By: /s/ Robert L. Fugate
                                               ---------------------------------
                                               Name:    Robert L. Fugate
                                               Title:   Executive Vice President